EX-28.h.31

FEE WAIVER AGREEMENT

NVIT MULTI-MANAGER INTERNATIONAL GROWTH FUND

THIS FEE WAIVER AGREEMENT, effective as of October 8, 2018, by and between NATIONWIDE FUND ADVISORS (“NFA”) and NATIONWIDE VARIABLE INSURANCE TRUST, a Delaware statutory trust (the “Trust”), on behalf of the NVIT Multi-Manager International Growth Fund (the “Fund”).

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and the Fund is a separate series of the Trust; and

WHEREAS, NFA serves as investment adviser to the Trust, including the Fund, pursuant to an investment advisory agreement, dated May 1, 2007, between NFA and the Trust, under which the Trust pays fees to NFA as specified therein (“Advisory Fees”); and

WHEREAS, NFA has replaced the Fund’s previous subadvisers with two new subadvisers, Allianz Global Investors U.S. LLC (“Allianz”) and WCM Investment Management, LLC (“WCM”), resulting in a reduction in the fee amounts NFA must pay to subadvisers to subadvise the Fund (“New Subadvisory Fee Rate”), resulting in financial savings to NFA; and

WHEREAS, NFA desires to share such financial savings resulting from the New Subadvisory Fee Rate with shareholders of the Fund.

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver Amount:

1.1 NFA agrees to waive an amount of Advisory Fees in respect of the Fund equal to 0.033% per annum, calculated monthly based on the Fund’s average daily net assets. NFA acknowledges that it shall not be entitled to collect on, or make a claim for, Advisory Fees waived hereunder at any time in the future.

2. Term and Termination of Agreement:

2.1 This Agreement shall continue in effect until either (i) the termination of either Allianz or WCM as the Fund’s subadviser; or (ii) the addition to the Fund of a new subadviser that would cause an increase to the New Subadvisory Fee Rate, provided that any such termination or addition be approved by the Board of Trustees.

3. Miscellaneous:

3.1 Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2 Interpretation. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which the Trust or the Fund is subject or by which the Trust or the Fund is bound, or to relieve or deprive the Trust’s Board of Trustees of the Board’s responsibility for and control of the conduct of the affairs of the Trust or the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

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